United States securities and exchange commission logo





                               July 14, 2023

       Bob Petrou
       Chief Financial Officer
       NantHealth, Inc.
       3000 RDU Center Drive, Suite 200
       Morrisville, North Carolina 27560

                                                        Re: NantHealth, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 001-37792

       Dear Bob Petrou:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Note 8. Goodwill, page 117

   1. In light of the significant decline of your market capitalization, please tell us the factors you considered when
determining goodwill is not impaired. Specifically address the qualitative factors
outlined in ASC 350-20-35-3C and include in your response why your quantitative analysis
did not result in an impairment given your net losses, negative cash flows, and stockholders
   deficit. Tell us and consider disclosing the percentages by which the estimated fair
value exceed the carrying value at the date of the your impairment test.
                                                        Lastly, tell us if you
performed interim impairment testing during the three months ended
                                                        March 31, 2022.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3376
 Bob Petrou
NantHealth, Inc.
July 14, 2023
Page 2

or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameBob Petrou                              Sincerely,
Comapany NameNantHealth, Inc.
                                                          Division of
Corporation Finance
July 14, 2023 Page 2                                      Office of Technology
FirstName LastName